UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 4, 2024

(Date of earliest event reported)

SKYBOUND HOLDINGS LLC

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Interests

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 3. Material Modification to Rights of Securityholders

Effective June 4, 2024, Skybound Holdings LLC (the “Company”) and the Members adopted the Seventh Amendment (the “Seventh Amendment”) to the Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021 (as amended, the “Amended and Restated Operating Agreement”) to, among other things, (1) exclude those Persons admitted as Members upon acquiring their Interests pursuant to Regulation A under the Securities Act of 1933, as amended, from certain Member representations and warranties pertaining to accredited investor status; (2) reaffirm that all Members are bound by the terms of the Amended and Restated Operating Agreement; and (3) include that any holder of Common Interests or Incentive Plan Interests (in each case, other than the Skybound Members) grants the Company a right of first refusal to purchase his, her or its Interests should such holder desire to Transfer all or any part of his, her or its Interests (excluding a Transfer to a Permitted Transferee).

Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Amended and Restated Operating Agreement.

The foregoing description of the Seventh Amendment is qualified in its entirety by reference to the copy of the Seventh Amendment attached hereto as Exhibit 2.9 and incorporated herein by reference.

Exhibits

2.9	Seventh Amendment to the Sixth Amended and Restated Limited Liability Company Operating Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	Chief Executive Officer
Date:	June 6, 2024

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